United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale on proceeding to enforce arbitral award related to Simandou

Rio de Janeiro, April 24th, 2019 — Vale S.A. (Vale) announces that on April 23, 2019, it commenced a proceeding against BSG Resources Limited (“BSGR”) in the United States District Court for the Southern District of New York to enforce Vale’s arbitral award against BSGR, totaling over US$ 1.2 billion (with interest and costs, exceeding US$ 2.0 billion), which was issued on April 4, 2019 by an arbitral tribunal under the auspices of the London Court of International Arbitration.

The award arises out of fraud and breaches of representations and warranties committed by BSGR, a company under the beneficial ownership of Israeli billionaire Beny Steinmetz, to induce Vale to purchase from BSGR a 51% interest in concessions held by BSGR to develop what is reported to be the world’s largest unexploited iron ore deposit in Simandou in the Republic of Guinea, and the adjacent Zogota concession.  Vale paid BSGR an initial price of US$ 500 million, and invested over US$ 700 million, principally in Zogota, before the Guinean government withdrew the concessions upon finding that BSGR had obtained its rights to Simandou as a result of its bribery of Guinean officials.  The Guinean government explicitly found that Vale played no role in BSGR’s corrupt activities.

The arbitral award follows a U.S. Department of Justice investigation in which one of Steinmetz’s associates, Frederic Cilins, was audio recorded trying to secure and destroy at Steinmetz’s direction incriminating documents evidencing the bribery, for which Cilins served time in jail in the United States.

Vale has commenced and will be commencing other proceedings in other countries to enforce its award against BSGR, as well as against persons connected with it who it believes to be liable for the award, to have received Vale’s payments to BSGR, or to otherwise be responsible for Vale’s loss as found by the arbitral tribunal.  It is also investigating recent reports that BSGR has entered into an agreement with the Republic of Guinea that would give it, through a company called Niron plc, rights with respect to Zogota that, to the extent they exist, would be assets subject to enforcement of Vale’s award against BSGR.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Julio Molina: julio.molina@vale.com

Luiza Caetano: luiza.caetano@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 24, 2019		Director of Investor Relations